Attorneys at Law
Address
1001 Fourth
Avenue Plaza
Suite 4500
Seattle, WA
98154-1065
Telephone
(206) 624-3600
Facsimile
(206) 389-1708
E-mail
fwoodruff
@riddellwilliams.com
Direct Line
(206) 389 1519
October 10, 2006
VIA EDGAR AND FACSIMILE
Mr. Daniel L. Gordon, Branch Chief
Ms. Kristi Beshears, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Red Lion Hotels Corporation Form 10-K for the year ended December 31, 2005 Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 File No. 001-13957
Dear Mr. Gordon and Ms. Beshears:
On behalf of our client, Red Lion Hotels Corporation (the “Company”), we are sending you the attached pro forma consolidated financial statement worksheets of the Company for its fiscal quarter ended June 30, 2006. These worksheets show how the financial statements of the Company filed with its Form 10-Q for that quarter would have changed if the Company’s tenancy-in-common interest in the Kalispell Center Hotel and Retail Complex had been accounted for using the equity method rather than being consolidated. The Company is providing you these worksheets in order for you to assess the impact of the change of accounting treatment. Using Q2 ’06 for the pro formas shows the effects of the change better than using calendar year 2005, because the tenancy in common for the Kalispell property wasn’t created until the second half of that year.
The Company believes that the differences are not material. For example, total assets would have been only 2.3% lower and total revenues would have been only 1.5% lower. Net income and earnings per share would of course have been unchanged.
The Company will account for its interest in the Kalispell property using the equity method prospectively beginning with its fiscal quarter ended September 30, 2006. Please let us know whether you have any further comments.
Very truly yours,
  Frank C. Woodruff
  of
RIDDELL WILLIAMS P.S.
Enclosures

Red Lion Hotels Corporation
Pro Forma Statements — Effect of Recasting Kalispell TIC as Equity Method
Balance Sheets

	June 30, 2006
	(In thousands)
	As reported	Adjustments	Proforma
Assets:
Current assets:
Cash and cash equivalents	$58,721	$(673)	$58,048
Restricted cash	5,386	(2,218)	3,168
Accounts receivable, net	9,321	(79)	9,242
Inventories	1,707	—	1,707
Prepaid expenses and other	4,701	(18)	4,683
Assets held for sale:
Assets of discontinued operations	15,040	—	15,040
Other assets held for sale	715	—	715

Total current assets	95,591	(2,988)	92,603

Property and equipment, net	253,905	(14,539)	239,366
Goodwill	28,042	—	28,042
Intangible assets, net	12,456	—	12,456
Other assets, net	7,859	6,254	14,113

Total assets	$397,853	$(11,273)	$386,580

Liabilities:
Current liabilities:
Accounts payable	$5,331	$(44)	$5,287
Accrued payroll and related benefits	4,916	7	4,923
Accrued interest payable	641	(23)	618
Advance deposits	603	(7)	596
Other accrued expenses	13,160	(254)	12,906
Long-term debt, due within one year	3,866	(597)	3,269
Liabilities of discontinued operations	2,597	—	2,597

Total current liabilities	31,114	(918)	30,196

Long-term debt, due after one year	124,643	(3,612)	121,031
Deferred income	7,394	—	7,394
Deferred income taxes	14,220	—	14,220
Minority interest in partnerships	7,043	(6,743)	300
Debentures due Red Lion Hotels Capital Trust	30,825	—	30,825

Total liabilities	215,239	(11,273)	203,966

Stockholders’ equity:
Common stock	191	—	191
Additional paid-in capital, common stock	147,032	—	147,032
Retained earnings	35,391	—	35,391

Total stockholders’ equity	182,614	—	182,614

Total liabilities and stockholders’ equity	$397,853	$(11,273)	$386,580

Red Lion Hotels Corporation
Pro Forma Statements — Effect of Recasting Kalispell TIC as Equity Method
Statements of Operations

	2006
	(In thousands)
	Q2		Q2
	As reported	Adjustments	Proforma
Revenue:
Hotels	$40,451	$—	$40,451
Franchise and management	641	—	641
Entertainment	2,488	—	2,488
Real estate	953	(667)	286
Other	235	—	235

Total revenues	44,768	(667)	44,101

Operating expenses:
Hotels	30,549	—	30,549
Franchise and management	187	—	187
Entertainment	2,056	—	2,056
Real estate	613	(251)	362
Other	276	—	276
Depreciation and amortization	3,167	(137)	3,030
Hotel facility and land lease	1,716	—	1,716
Gain on asset dispositions, net	(1,155)	—	(1,155)
Undistributed corporate expenses	1,234	—	1,234

Total expenses	38,643	(388)	38,255

Operating income	6,125	(279)	5,846

Other income (expense):
Interest expense	(3,453)	68	(3,385)
Expense of early extinguishment of debt	(805)	—	(805)
Minority interest in partnerships, net	(211)	115	(96)
Other income, net	456	96	552

Income from continuing operations before income taxes	2,112	—	2,112

Income tax expense	226	—	226

Net income from continuing operations	1,886	—	1,886

Discontinued operations:
Income from operations of discontinued business units	195	—	195
Net gain on disposal of discontinued business units	—	—	—

Income from discontinued operations	195	—	195

Net income and income applicable to common shareholders	$2,081	$—	$2,081